Exhibit 99.2

PRESS RELEASE

CORRECTION: In its press release dated November 9, 2021 entitled “AnPac Bio Announces Pricing of Approximately $2.9 Million Underwritten Public Offering of American Depositary Shares”, the dollar size of the offering and the number of American Depositary Shares being sold included the exercise of the over-allotment option rather than just the base offering. The expected closing date has been corrected to be November 15, 2021. A corrective press release is below.

AnPac Bio Announces Pricing of Approximately $2.5 Million Underwritten Public Offering of American Depositary Shares

Philadelphia, PA, November 9, 2021 – (Corrected on November 11, 2021) – AnPac Bio-Medical Science Co., Ltd. (NASDAQ: ANPC, the “Company”), a biotechnology company with operations in China and the United States focusing on early cancer screening and detection, today announced the pricing of an underwritten public offering of 1,132,111 of its American Depositary Shares (“ADSs” or “shares”) at a public offering price of $2.22 per share, for gross proceeds to the Company of approximately $2.5 million, before deducting the underwriting discount and other offering expenses payable by the Company. In connection with the offering, the Company granted to the underwriter the option to purchase up to an additional 169,817 shares at the public offering price with the option exercisable within 45 days of the closing of the offering.

EF Hutton, division of Benchmark Investments, LLC is acting as the sole book-running manager for the offering.

The offering is expected to close on or about November 15, 2021, subject to customary closing conditions.

The shares of ADSs described above are being offered by AnPac Bio-Medical Science Co., Ltd. pursuant to a "shelf" registration statement on Form F-3 (File No. 333-256630) that became effective with the Securities and Exchange Commission (SEC) on June 7, 2021, the base prospectus contained therein and an accompanying prospectus supplement. The prospectus supplement describing the terms of the public offering will be filed with the SEC and will form a part of the effective registration statement.

Copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting EF Hutton, division of Benchmark Investments, LLC Attention: Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, by email at syndicate@efhuttongroup.com, or by telephone at (212) 404-7002.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AnPac Bio

AnPac Bio is a biotechnology company focused on early cancer screening and detection, with 142 issued patents as of March 31, 2021.

For more information, please visit: https://www.AnPacBio.com/.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the Company’s proposed offering. No assurance can be given that the offering discussed above will be completed on the terms described, or at all, or that the net proceeds of the offering will be used as indicated. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s registration statement and preliminary prospectus supplement and prospectus for the offering filed with the SEC. Copies are available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

For investor and media inquiries, please contact:

Company:
Phil Case, Marketing and Investor Relations
Phone: +1-267-810-6776 (US)
Email: phil_case@AnPacBio.com